

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

Via E-mail
H. Van Sinclair
Chief Executive Officer and President
RLJ Entertainment, Inc.
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

> **Re: RLJ Entertainment, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 13, 2012**
> **File No. 333-180714**

Dear Mr. Sinclair:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the joint proxy statement/prospectus contains a number of blanks. Please fill in these blanks with your next amendment or tell us when you intend to do so.

Letter to RLJ and Image Stockholders

2. Please refer to the first paragraph on page 2 of the letter. Please revise the second sentence to disclose the percentage of RLJ common stock owned by the RLJ initial stockholders.

3. Please refer to the second paragraph on page 2 of the letter. Please revise to disclose the pro rata redemption amount per share as of the most recent practicable date. Please also revise comparable disclosure throughout the joint proxy statement/prospectus as applicable.

Notice of Special Meeting of Stockholders

4. Please refer to the Image Notice of Special Meeting of Stockholders. With respect to Image, please revise the joint proxy statement/prospectus to include the information required by Item 402(t) of Regulation S-K. Refer to Item 5 of Schedule 14A. Please also revise to include a new matter which provides for the advisory vote required by Rule 14a-21(c) of the Securities Exchange Act of 1934. Please also revise the joint proxy statement/prospectus throughout as applicable.

Forward-Looking Statements, page i

5. Since the Private Securities Litigation Reform Act does not apply to initial public offerings, please remove the reference to it. Alternately, revise the disclosure to clarify that it has no relevance to this offering.

Questions and Answers, page 1

Questions and Answers for RLJ Stockholders, page 5

6. Given the significance of the interests of RLJ's directors and officers in the proposed business combination and its approval, please include a separate Q&A to disclose and quantify these interests.

Q: Why is RLJ proposing the business combination, page 5

7. We note your disclosure in the fifth paragraph of the answer that the proposed business combination provides New RLJ stockholders with an opportunity to participate in a company with "significant growth potential." We also note Image's net loss in two of the last three fiscal years and in the most recent interim period and the pro forma net loss of the combine company. Please revise to disclose your basis for the belief that the combine company has "significant growth potential." Alternative, revise to remove such claim.

Q: How do I exercise my redemption rights, page 8

8. Given that RLJ's special meeting could be postponed or adjourned, please advise, with a view towards revised disclosure, whether the delivery dates disclosed in this section will be extended if the meeting or vote is delayed.

Summary, page 14

The Proposed Business Combination, page 15

9. Please revise this section or add a new section to detail the transaction values of the Image and Acorn acquisitions. We note that the sections on pages 17 and 18 detail certain consideration to be received by the various stockholders of Image and Acorn but the transaction values are not clearly disclosed. Please revise this section so that RLJ stockholders can clearly understand the purchase price for each company whether the acquisition is structured as a merger or stock purchase and whether the consideration is in the form of cash, stock, warrants, notes, or the assumption of debt.

Consideration to be Received by Acorn Shareholders, page 17

10. Please revise clause (iii) to disclose the exercise price of the warrants to be issued pursuant to the Acorn stock purchase agreement. In this regard, we note based on the disclosure in the Warrant Exercise Payment section on page 189 that the exercise price appears to be $0.75 per share.

RLJ Special Meeting, page 19

Interests of Officers and Directors in the Business Combination, page 22

11. While it is appropriate to refer to the more detailed disclosure later in the joint proxy statement/prospectus, the interests of RLJ's and Image's officers and directors in the proposed business combination should be highlighted and summarized here.

Selected Consolidated Historical Financial Data of Acorn, page 26

12. We note your disclosure of "operating income per common share." Please note that this measure is considered a non-GAAP financial measure under Regulation G and Item 10(e) of Regulation S-K as the measure excludes interest and income taxes among other items. Please revise to include the disclosures required by Item 10(e) of Regulation S-K for non-GAAP financial measures. Also, you should present this non-GAAP financial measure at the bottom of your table of selected financial data, to avoid undue prominence of the disclosure. Alternatively, you may revise to eliminate presentation of this disclosure. Please revise accordingly. Similarly, please revise your disclosure on page 27 as it relates to the presentation of the non-GAAP financial measure "income from operations per common share."

13. Please revise the Summary Statement of Pro Form Combined Income Data and the Summary Pro Forma Combined Balance Sheet Data tables on page 27 to remove the Historical-Combined Columns. We do not believe the presentation of historical-combined amounts of RLJ, Image and Acorn is appropriate and further, maybe misleading to the reader as the amounts combined on a historical costs basis do not include purchase accounting effects on the assets acquired and liabilities assumed or to related depreciation and amortization expense of the such assets or liabilities at their acquisition-date fair values. Alternatively you may present a separate column for each of the entities on a historical costs basis in the tables alongside the Adjustments and Pro Forma columns.

Comparative Per Share Data, page 28

14. Please revise to disclose how the book value per share of common stock was calculated or determined for each of RLJ, Image and Acorn Media Group.

Risk Factors, page 31

15. Please add a risk factor that the ability of the sponsor to purchase up to 25% of the shares prior to the vote in addition to the 20% it already controls might increase the chance that the transaction might be approved considering the incentives elsewhere described for the sponsor group to have an approved transaction.

Risk Factors Relating to Image's Business, page 33

The standard DVD format has matured, page 38

16. Revise the heading to state, if true, that the standard DVD market is declining.

Risks Related to Acorn's Business, page 39

Acorn's sales are concentrated in relatively few customers, page 39

17. We note the collective percentages in 2011 and 2010 of Acorn's net revenues attributable to Amazon and AEC. Please revise to quantify the percentage attributable to each of Amazon and AEC individually.

There may be liabilities associated with the acquisition of Foyle's War assets, page 42

18. Please revise to quantify the percentage of Acorn's net revenues attributable to the Foyle's War assets in 2011 and 2010.

Risk Factors Relating to the Business Combination, page 45

As a result of the Jumpstart Our Business Startups Act, page 53

19. We note your disclosure that New RLJ may qualify as an "emerging growth company." Please advise us regarding your basis for the above statement.

There are significant limitations on RLJ's right to make damage claims, page 53

20. Please expand this risk factor to explain why it is necessary to limit the right of RLJ to make damage claims against Image for representations, warranties, or covenants since all three are effectively part of the registration statement upon which securities are being offered.

Information About RLJ, page 54

Management's Discussion and Analysis of Financial Condition, page 57

21. We note from your disclosure on page 19 that to finance a portion of the purchase price and related costs of the business combination, New RLJ anticipates entering into a senior credit facility which will include a $20 million revolving credit facility and a $22 million term loan. We further note that the $22 million term loan has been included in the pro forma financial statements with the assumption that it will be entered into upon the acquisition transactions. Please revise your disclosure in RLJ's Liquidity section of MD&A to discuss the nature and terms of this credit facility including applicable interest rates, maturity date, and any restrictive covenants.

Contractual Obligations, page 57

22. We note your disclosure that RLJ does not have any long term debt, capital lease obligations, operating lease obligations or purchase obligations. However, in light of the fact that concurrent with this transaction, it appears you will incur additional debt and obligations such as lease obligations, we believe it would be beneficial to provide a pro forma table of contractual obligations which would disclose the debt and obligations of New RLJ assuming that the merger of Image and acquisition of Acorn (including acquisition of ACL) occur as proposed in this filing. Please revise accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 64

23. We note that the required information has been provided as of March 8, 2012. Please revise to provide the required information as of the most recent practicable date. Refer to Item 6 of Schedule 14A and Item 403 of Regulation S-K.

24. Please revise footnotes 4, 5, and 6 to name the natural person with voting and investment control over the shares footnoted.

Information About Image, page 71

Industry Trends, page 76

25. We note that the industry trends disclosed in this section appear to be dated. Please revise for calendar year 2011 or advise.

Security Ownership of Certain Beneficial Owners and Management, page 104

26. We note that the required information has been provided as of July 12, 2011. Please revise to provide the required information as of the most recent practicable date. Refer to Item 6 of Schedule 14A and Item 403 of Regulation S-K.

Information About Acorn, page 109

Management's Discussion and Analysis of Financial Condition, page 115

Liquidity and Capital Resources, page 120

27. Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Proxy Solicitations, page 126

28. We note the disclosure in this section and in the Proxy Solicitations section on page 132 that proxies may be solicited by telephone or in person. Please confirm that RLJ or Image, as applicable, will file all written soliciting materials, including any scripts to be used in soliciting proxies by telephone or personal interview.

The Business Combination, page 135

Background of the Business Combination, page 135

29. Please revise this entire section so that it provides substantive information about the development of the transaction so that the recital of dates, meetings, and telephone calls mentioned in the present version becomes a source of meaningful information. For

instance, the last three paragraphs on page 138 contain the following: the " parties continued to negotiate the merger consideration over the following months," "a teleconference to discuss the status of the transaction and pricing maters," and "numerous teleconferences. . . to discuss and negotiate the terms of the potential transaction," "further negotiated the letter of intent." Please revise.

RLJ, Image and Acorn, page 137

30. Please refer to the meeting held on October 5, 2011. We note your disclosure that Image proposed merger consideration of $0.15 per share in RLJ common stock for all stockholders and for redemption of the Series B Preferred Stock at par. Please revise to disclose the transaction value of this proposal.

31. We note your disclosure that between October 22, 2011 and October 25, 2011 Image and RLJ negotiated a letter of intent. To the extent transaction value was negotiated and referenced in the signed letter of intent, please revise to disclose any material negotiations related to transaction value to include proposal details and the party that presented the proposal.

32. We note your disclosure that on December 21, 2011 RLJ and Acorn entered into a letter of intent. To the extent transaction value was referenced in the signed letter of intent, please revise to disclose the referenced transaction value. Additionally, to the extent transaction value materially changed from the transaction value proposed by RLJ on December 1, 2011, please revise to disclose any material negotiations related to transaction value to include proposal details and the party that presented the proposal. Further, we note that on January 23, 2012 that Image became a party to this letter of intent. To the extent transaction value related to Image was referenced in this letter of intent, please revise to clarify such fact and disclose such transaction value.

33. We note your disclosure that on January 19, 2012 Salem Partners presented to Image's special committee a stand-alone valuation for Image. Please revise to disclose this stand-alone valuation.

Recommendation of the RLJ Board; RLJ's Reasons for the Business Combination, page 141

34. Please refer to the third paragraph and the eighth bullet point thereto. Please revise to identify the comparable companies and their respective valuations in comparison to the proposed business combination.

35. Please refer to the third paragraph and the ninth bullet point thereto. To the extent known at the time, please revise to quantify the anticipated annual operational cost savings expected to be realized from the proposed business combination. Please also include any material assumptions or limitations necessary to facilitate RLJ's stockholders understanding for the basis for and limitations on these estimates.

Recommendation of the Image Board; Image's Reasons for the Business Combination, page 144

36. Please refer to the third paragraph and the twentieth bullet point thereto. We note that Image shareholders are to receive 0.0097 shares of New RLJ common stock for each share of Image common stock. Please advise, with a view towards revised disclosure, how this exchange ratio was determined and whether this exchange ratio presents a premium or discount to the historical trading price of Image common stock. Please also revise the Background of the Business Combination section as applicable.

37. Please have the board specially note that the price per share they chose to sell Image at is below the actual price per share on September 30, 2011 and March 23, 2011. See page 151.

Financial Advisors to Image and the Image Special Committee, page 147

38. Please provide us with a copy of the board book and any other materials prepared by Salem Partners. Also, provide us with a copy of the applicable engagement letter.

Opinion of Image's Special Committee Financial Advisor, page 147

39. We note your disclosure in the second paragraph that Salem Partners received a fee for its services, a portion of which was paid upon Salem Partners' engagement, and the balance of which was paid upon delivery of Salem Partners' opinion. Please revise to quantify the fees paid to Salem Partners with respect to the proposed business combination.

40. Please revise the discussions of the various financial analyses used by Salem Partners so that the recipients of the joint proxy statement/prospectus can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an Image stockholder will understand how the analysis supports a conclusion that the proposed business combination is fair from a financial point of view. We offer some additional guidance in the comments below.

Image Merger Consideration, page 151

41. Refer to the first sentence on page 152. Please list the 138 transactions and add disclosure explaining why you believe this set of transactions is useful even though it may consist of an overwhelming number of transactions in very different industries.

Comparable Companies Analysis, page 152

42. Please revise to discuss in greater detail the specific criteria used to select the comparable companies. Please explain why you believe companies such as Walt Disney, DreamWorks, and News Corp. provide useful comparisons considering their size, diversification, and profitability.

43. Please revise to disclose the enterprise value to EBITDA multiples for each comparable company.

44. We note that Salem Partners derived and applied a multiple range of 7x to 12x to calculate a range of implied values per share of Image. Please revise to discuss in greater detail why Salem Partners applied this multiple range.

45. Based on the above comments, please revise the Acorn Comparable Companies Analysis and Combined Company Comparable Companies Analysis sections on page 154.

Precedent Transaction Analysis, page 153

46. Please revise to discuss in greater detail the specific criteria used to select the precedent transactions.

47. Please revise to disclose the enterprise value to EBITDA multiples for each target company for each selected transaction.

48. We note that Salem Partners derived and applied a multiple range of 5x to 8x to calculate a range of implied values per share of Image. Please revise to discuss in greater detail why Salem Partners applied this multiple range. Explain why a range of ($0.36) to $0.42 is not too broad to be meaningful.

49. Based on the above comments, please revise the Acorn Precedent Transactions Analysis and Combined Company Precedent Transaction Analysis sections on page 154.

Discounted Cash Flow Analysis, page 153

50. Please revise this section, the Acorn Discounted Cash Flow Analysis and the Combined Company Discounted Cash Flow Analysis sections on pages 154 and 155 to explain in greater detail the steps involved in these analyses which in each case led to the implied equity value conclusions with respect to Image, Acorn and the combined company.

Interests of Officers and Directors in the Business Combination, page 155

Interests of Image Officers and Directors in the Business Combination, page 156

Restricted Stock Ownership, page 157

51. We note that certain officers and directors of Image will be entitled to accelerated vesting of certain restricted stock awards. Please revise to quantify the aggregate value of these accelerated restricted stock awards.

Image Preferred Stock Purchase Agreement, page 158

52. We note that certain officers and directors of Image own Series B Preferred Shares and that such Series B Preferred Shares will be purchased prior to the Image merger. Please revise to quantify the number of Series B Preferred Shares owned by each director and officer and the aggregate amount that they will receive pursuant to the Image preferred stock purchase agreement.

Material U.S. Federal Tax Consequences, page 162

53. Please revise to reflect that your discussion of U.S. federal income tax consequences in this section represents RLJ's and Images' counsels' opinion rather than merely a "summary" of material U.S. federal income tax consequences. Alternatively, please confirm that each counsel will file long-form tax opinions.

The Agreements, page 166

54. We note your disclosure in the introductory paragraph that the Image merger agreement and the Acorn stock purchase agreement each contain representations and warranties made by the respective parties which are qualified by each agreement's respective disclosure schedules. Please confirm that your description in this joint proxy statement/prospectus of these agreements are materially complete.

Unaudited Pro Forma Condensed Combined Financial Information, page 200

55. We note your disclosure that the historical financial statements of ACL, which was acquired by Acorn in February 2012, will be included in Amendment #1 to your registration statement. Please revise to include the applicable required financial statements and auditor's report for ACL.

56. We note your disclosure in the second paragraph on page 200 that RLJ's audited statement of operations for the twelve months ended December 31, 2011 has been combined with Image's unaudited statement of operations for the twelve months ended December 31, 2011. In light of the fact that Image's fiscal year end is March 31, 2011, please revise to disclose how you calculated or determined the amounts related to Image's statement of operations for the twelve months ended December 31, 2011 pursuant to Rule 11-02(c)(3) of Regulation S-X.

57. We note your disclosure in the last paragraph on page 201 that the pro forma data and related notes have been prepared under the assumption that none of the holders of RLJ common stock exercise their redemption rights under RLJ's amended and restated articles of incorporation. In light of the fact that there is a possibility that holders of RLJ common stock may exercise their redemption rights, and these redemptions would affect certain financial statement items such as cash, debt and earnings per share, we believe that you should revise your pro forma financial statements to disclose the different scenarios of redemption by RLJ stockholders. For example, you may include a pro forma adjustments column assuming no redemption of common stock and a pro forma column assuming maximum redemption (i.e. stockholders' equity of $5,000,001 and cash of $92 million). Your pro forma disclosures should also be revised to include a sensitivity analysis which reflects the potential adjustments to the pro forma financial statements assuming certain levels of shares less than the maximum are converted (e.g. 5%, 10%, etc.). See Article 11-02(b)(8) of Regulation S-X.

58. We note that the pro forma financial statements include the consolidation of ACL which Acorn acquired a 64% interest in February 2012. We also note your disclosure on page 40 that although you hold a 64% interest in ACL, Acorn does not control the board of directors of ACL as the Agatha Christie Family which holds the remaining 36% interest has the right to appoint the same number of directors as Acorn, with the Agatha Christie Family having a second or casting vote in the event of a deadlock. Therefore, despite its minority economic interest, the Agatha Christie Family retains the ability to exercise a substantial control over the business and affairs of ACL. In this regard, please explain to us how you determined that ACL should be consolidated by Acorn, rather than accounted for under the equity method of accounting. Please refer to the guidance in ASC 810-10-25 in your response.

Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2011, page 202

59. We note that your pro forma condensed combined balance sheet as of December 31, 2011 includes a column which combines the purchase accounting adjustments for Image and Acorn. In light of the fact that Image shareholders are being asked to vote on the Image merger, we believe that the information relevant to the Image merger should be presented separately from the Acorn acquisition. Please revise to separate this information into two columns on the face of the pro forma balance sheet. The purchase price allocation in Note 4 should also be revised to separately present amounts related to Image and Acorn.

60. We note that you have included Notes at the bottom of the pro forma balance sheet and pro forma statement of operations which are labeled (A) through (G). However, the notes do not appear to correspond to the references in the financial statements. Further, the nature of the information included in the notes is not understandable in that it references increases and decreases that do not appear to be consistent with the amounts in the pro forma financial statements. Please advise or revise accordingly.

61. We note your disclosure on page 21 that upon consummation of the business combination, Lazard Middle Market is entitled to receive a fee of $1 million from RLJ and is entitled to reimbursement from RLJ of certain of its expenses in connection with its engagement as RLJ's financial advisor. Please revise the pro forma balance sheet to include accrual of this fee and reimbursement of expenses as they appear to be factually supportable and directly related to the transaction.

62. We note from your disclosure on page 120 in the MD&A section for Acorn, that in connection with the acquisition of ACL, Acorn borrowed $2.7 million from certain of its existing stockholders in the form of loans that are subordinated to the term loan and line of credit. Please confirm that this amount is included in the $20,500 borrowing that will not be assumed as part of the transaction. If it is included in the $20,500, please revise the notes to the pro forma financial statements to disclose that the $20,500 borrowings by Acorn for the ACL purchase which will not be assumed in the transaction include an $18,000 term loan and $2.5 million in shareholder loans, if true. If the $2.7 million loan from existing stockholders has not been accrued in the pro forma balance sheet, please include this adjustment.

63. We note that the presentation of certain amounts within liabilities and stockholders' equity sections on the unaudited pro forma condensed combined balance sheet for RLJ as of December 31, 2011 are not consistent with the amounts presented on the audited balance sheet of RLJ as of December 31, 2011. Please revise to make consistent with the audited balance sheet and separately present a pro forma adjustment(s) for the reclassifications related to deferred underwriting fee and redeemable common stock to avoid confusion. The notes to the pro forma financial statements should be revised disclose in appropriate detail the nature and reason(s) for the reclassifications.

64. Similarly, we note that the classification of Series B preferred stock within the balance sheet for Image as of December 31, 2011 is not consistent with the amounts presented on the unaudited consolidated balance sheet on page F-16. Please revise accordingly.

65. We note your disclosure on page 102 that under the terms of the Image merger agreement, all outstanding options shall terminate, restricted stock awards for Type A and Type B restricted stock that are outstanding shall become fully vested and outstanding shares of Type C restricted stock will be forfeited. Please tell us and disclose in the notes to the pro forma financial statements, the nature of this accelerated vesting of Type A and Type B restricted stock and the amount, if any, that will be recognized as an expense at the time of acquisition. If an expense will be recognized related to this accelerated vesting, it should be reflected as an adjustment (i.e. accrued expense) to the pro forma balance sheet. You should also disclose that the expense is non-recurring and therefore has not been included in the pro forma statements of operations. Also, please tell us how the Type A and Type B restricted stock has been included in the weighted average shares outstanding for purposes of the pro forma financial statements.

66. We note from your disclosures elsewhere in the filing that no fractional shares of Image common stock will be issued in connection with the merger and holders of Image Entertainment common stock will be entitled to receive cash in lieu thereof. Please tell us how you have considered this potential cash payment in your pro forma adjustments to the balance sheet. If the amount of cash you will be required to disburse cannot be determined at this time, please include a statement to this effect in the notes to the pro forma financial information.

Note 1. Description of Business Combination, page 204

67. We note your disclosure in the second paragraph of Note 1 that the anticipated purchase consideration for Image is $44 million, consisting of (i) $22.6 million in cash for the purchase of Image's Series B preferred stock, and (ii) approximately 2.14 million shares of common stock of New RLJ in exchange for Image's outstanding common stock. In light of the disclosures on page 18 and elsewhere that the $22 million purchase price of the Image preferred stock will consist of $7.2 million cash and $14.8 million of subordinated promissory notes, please explain to us why your pro forma financial statements assume that the entire purchase price of the preferred stock will be in cash. Please revise your filing to fix this discrepancy. If the most likely scenario appears that the consideration for the preferred stock will be made in cash and subordinated notes, please disclose this fact.

68. Also, please explain to us and revise to disclose how you calculated or determined the $10 fair value per share amount for the New RLJ common stock.

Note 4. Estimate of the Assets to be Acquired and Liabilities to be Assumed, page 206

69. We note that your purchase price allocation for both ACL and Image/Acorn does not appear to include any adjustments to record the existing assets and liabilities at their fair value. Please revise to show the adjustments made to revalue the assets and liabilities at December 31, 2011 to their fair value in accordance with ASC 805-20-30-1. These adjustments should be shown for each major category of assets acquired and liabilities assumed. Also, in light of the fact that the allocation concept should not be used in the calculation of goodwill, we would expect to see the calculation of goodwill as the acquisition-date fair value of the consideration transferred less the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed and any non controlling interest. See guidance in ASC 805-30-30-1. Please revise accordingly.

70. We note from the purchase price allocation included on page 206, that $73,172 of the Image/Acorn purchase price and $15,545 of the ACL purchase price has been allocated to identifiable intangibles. We also note your disclosure on page 207 that the fair value of the identifiable intangible assets and their weighted-average useful lives have been estimated to equal 75% of the excess by which the consideration paid to acquire Image and Acorn (including ACL) exceeds the companies' fair value of tangible net assets acquired. Please note that we do not believe that this type of method is acceptable for pro forma presentation purposes as it does not comply with the requirements of ASC 805-20-30 which states that identifiable intangible assets that meet the recognition criteria shall be recorded at fair value. Therefore, for each significant category of intangible assets to be acquired in connection with each of the acquisition transactions (Image, Acorn and ACL), please revise the notes to the pro forma financial information to identify the amount attributable to each intangible asset and its useful life, and to explain how management determined the fair value to be assigned to each category of intangible assets, including how management determined the estimated useful lives of the various categories of intangible assets.

71. We note from your purchase price allocation that the consideration expected to be exchanged in the Image and Acorn transactions includes cash, RLJ Entertainment common share consideration, and RLJ Entertainment warrant consideration. Please explain to us and revise the notes to the pro forma financial statements to disclose how you determined or calculated the amounts attributable to both common stock and warrant consideration. Your response and revised disclosure should include the parties to which the shares or warrants are to be issued; the number of common shares and warrants to be issued; and how fair value is determined for the common shares and warrants to be issued. Also, please tell us why the subordinated notes to be issued to the Image Preferred B shareholders do not appear in the detail of consideration.

Note 5. Other RLJ Sources and Uses of Cash, page 208

72. Reference is made to your disclosure of the sources and uses of cash in these acquisition transactions. Please revise to provide more detail of the nature of each amount and how you determined or calculated that amount. For example, please revise to disclose the nature of the vendor advance including the terms and restrictions. Also, please revise to include the nature and terms, including interest rate and maturity date of the Sun Trust term loan.

73. We note from your disclosure on page 160 that in regards to the SunTrust credit facility that will be entered into in connection with these acquisition transactions, New RLJ will be required to pay several fees upon closing of the credit facility including a structuring fee of $560,000, a 1% upfront fee in respect of the initial loan commitments, and a 1% arrangement fee. Please revise the pro forma financial statements to disclose the nature and amount of these fees and to include the amounts in the adjustments to the pro forma financial statements as applicable.

Note 7. Adjustments to Unaudited Pro Forma Condensed Combined Statements, page 208

Item (B), page 208

74. We note your disclosure that this adjustment of $.2 million is related to the deferred manufacturing cost amortization and is a reduction to the inventory purchase cost over a three- year period. Please explain to us and revise to disclose how you calculated or determined the $.2 million amount. Also, please tell us why you believe this adjustment is factually supportable.

Item (C), page 208

75. We note your disclosure that this adjustment is related to the compensation paid to Acorn's Chairman and Vice Chairman which will not continue in the combined company pursuant to certain contractual agreements to be entered into once the business combination is consummated. Please explain in further detail the nature of contractual agreements that will be entered into once the business combination is consummated. Please tell us if there are any other employment agreements that will take effect upon completion of these transactions, such as for additional management compensation or bonuses. To the extent that these agreements become finalized prior to the planned effectiveness of your Form S-4 registration statement, we believe that the financial impacts related to any such new agreements should be included in the unaudited pro forma condensed combined financial statements. Please revise the pro forma financial accordingly. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Adjustment (D), page 208

76. We note your disclosure that this adjustment relates to identified intangibles amortization using an estimated period of five years and using the straight-line method. Please explain to us why you believe that five years is an appropriate useful life to use for each of the identifiable intangible assets acquired. As part of your response, please identify the period over which you expect to generate cash flows related to each intangible.

Adjustment (F), page 209

77. We note that this adjustment relates to interest expense. Please revise to include the interest rate used in calculating the interest expense on the Term Loan. Also, please revise to disclose the nature of the deferred financing amortization and the debt discount amortization-vendor and to explain how you determined or calculated each of these interest expense amounts. Additionally, we note that there is a possibility that the consideration made to the Image preferred shareholders will be in cash and subordinated notes, rather than just the cash assumed as of December 31, 2011. Please revise to disclose the terms of the subordinated notes and the interest expense that would be recorded for the year ended December 31, 2011 had the notes been issued in the transaction.

Adjustment (I), page 209

78. We note that this adjustment is for the income related to the non-controlling interests for the 36% ownership of ACL that was not acquired. Please revise to disclose how this amount was calculated or determined.

Item (M), page 210

79. Please revise your disclosure in the notes to the pro forma financial statements to include a qualitative description of the factors that make up the goodwill recognized for each of the acquisitions (Image, Acorn and ACL), such as expected synergies from combining operations of the acquirees and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Also, please disclose the total amount of goodwill that is expected to be deducted for tax purposes and the amount of goodwill by reportable segment. See ASC 805-30-50-1.

Item (T), page 210

80. We note your disclosure that this amount eliminates ACL's historical equity ($12.5 million) and transaction fees ($2.0 million) expensed in purchase accounting. Please tell us how this amount differs from the $2.9 million adjustment in Item (P).

Item (U), page 210

81. We note that this adjustment of $.7 million includes the anticipated fair value of New RLJ common shares and warrants to be issued as purchase consideration to consummate the business combination with Image and Acorn. Please provide us more details as to how the $.7 million was calculated. As part of your response please explain in detail how the fair value of the New RLJ common shares and warrants was calculated and determined.

Item (V), page 210

82. We note that this adjustment eliminates the historical non-controlling interest amounts recorded at Acorn that are not part of the combined company going forward. Please explain to us, and disclose in the notes to the pro forma financial statements, why there will not be any noncontrolling interest of Acorn in the new company. Your response and revised disclosure should include the nature of any consideration paid to the noncontrolling owners to purchase their interest. In this regard, we note your disclosure on page 180 that prior to the consummation of the Acorn acquisition, Acorn shall purchase all the outstanding shares of Acorn Australia then held by persons other than Acorn, and either Acorn or AIP shall purchase all of the issued and outstanding shares of Acorn UK then held by persons other than AIP, the cost of which buyout payments will be included as part of the transaction costs. Please revise to disclose the accounting for this purchase of the non-controlling interest in your pro forma financial statements.

Description of New RLJ Securities, page 211

83. You qualify your description of New RLJ's securities by reference to the applicable provisions of the NRS. Such a qualification is inappropriate unless you file the applicable provisions of the NRS as an exhibit to the registration statement. Please revise accordingly.

Warrants, page 211

84. Pursuant to RLJ's registration statement on Form S-1 (File No. 333-170947), the original warrants were exercisable on the later of 30 days after the completion of RLJ's initial business combination or 12 months from the closing of RLJ's initial offering. Please reconcile such disclosure with the disclosure contained in the first paragraph and elsewhere in the filing or advise.

Annexes, page 228

85. Please attach Annexes G and H. We note that the referenced annexes are currently omitted.

Image Entertainment Report of Independent Registered Public Accounting Firm, page F-14

86. We note that you have included the auditors' report on the audited financial statements for the year ended December 31, 2011 in duplicate, in two places in your filing, immediately prior to the unaudited interim financial statements as of and for the nine months ended December 31, 2011, and immediately prior to the audited financial statements as of and for the year ended December 31, 2011. To avoid confusion, we believe that you should remove one of these audit reports, preferable the audit report immediately prior to the interim financial statements.

Acorn Media Group, Inc. Audited Financial Statements for the Year Ended December 31, 2011

Note 2. Revenue Recognition, page F-82

87. We note your disclosure that revenue is generally recognized when the product is shipped. Please explain to us and revise your notes to disclose how your revenue recognition policy complies with the guidance in ASC 605-15-25-1.

Note 7. Acquisition of Agatha Christie Limited, page F-86

88. We note your disclosure that due to the proximity of the closing of the transaction to the date upon which the audited financial statements were available for release, the Company has not finalized certain matters related to the accounting for this business combination, and as a result, it is unable to provide certain disclosures required under ASC Topic 805. If you are currently able to provide the disclosures required by ASC 805-10-50, 805-20-50 and 805-30-50, please revise the notes to your financial statements to include this information. We note that you include unaudited financial information of ACL and the purchase price allocation of ACL in the notes to the pro forma financial statements. In this regard, it appears this information is available to be included in the notes to the audited financial statements. Please advise or revise accordingly.

Note 10. Commitments, page F-88

89. We note from your disclosure in Note 10 that it appears that in the event of a change of control, senior employees will be paid a retention bonus of $885,103 as of December 31, 2011. It also appears that non-senior employees are eligible for up to $810,000 in bonus compensation. In light of the fact that a change of control will occur at the time of the acquisition transaction, it appears that these amounts should be included in the pro forma financial statements. Please revise the pro forma financial balance sheet to include a liability for all bonus or retention payments that will be made that are directly attributable to the transaction and factually supportable. You should also disclose that these amounts will be expensed at the time of the transaction but were not included in the pro forma income statement because they are non-recurring in nature.

Note 12. Acorn Media Group NonQualified Stock Options, page F-89

90. We note that during 2009 you granted stock options in which you recorded an expense and liability for the fair value of the options. We further note that you used the Black Scholes method of valuing the options. Please revise to include the detailed assumptions used in the Black Scholes method to value these options in 2009. Also, in light of the fact that your stock was not publicly traded at the time the options were issued, please provide us details and revise your note to the financial statements to disclose how the value of the underlying stock was calculated or determined. Your response and revised disclosure should include the nature and amount of all significant assumptions used in the valuation. Additionally, please tell us why it does not appear that the fair value of the stock option liability changed from the time the options were issued in 2009 until the time it was reclassified to equity.

Note 15. Subsequent Events, page F-91

91. We note your disclosure that in March 2012 the board of directors approved a bonus pool for senior management personnel and for certain employees with stock options that have expired prior to exercise. If these amounts will be paid in connection with the acquisition transaction, we believe they should be included as adjustments to the pro forma financial statements. Please revise the pro forma financial balance sheet to include a liability for all bonus payments that will be made that are directly attributable to the transaction and factually supportable. You should also disclose that these amounts will be expensed at the time of the transaction but were not included in the pro forma income statement because they are non-recurring in nature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
        Alan I. Annex, Esq.